SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
 (Amendment No.  )*

Telescan, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

879516102
(CUSIP Number)

December 30, 2000
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/ /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 157,300, which constitutes approximately 1.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 16,296,026 shares outstanding.

CUSIP No. 879516102

1.	Name of Reporting Person:

	Amalgamated Gadget, L.P.

2.	Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.	SEC Use Only

4.	Citizenship or Place of Organization: Texas

5.	Sole Voting Power:	78,650 (1)
Number of
Shares
Beneficially	6.	Shared Voting Power: -0-
Owned By
Each
Reporting      7.	Sole Dispositive Power: 78,650 (1)
Person
With
8.	Shared Dispositive Power: -0-

9. 	Aggregate Amount Beneficially Owned by Each Reporting Person:
          78,650 (2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            / /

11.	Percent of Class Represented by Amount in Row (9): 0.5%

12.	Type of Reporting Person: PN
--------------
(1)	The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Funding, LDC ("R2") pursuant to an Investment Management Agreement. Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such shares and R2 has no beneficial ownership of such shares.
(2)	Please note that commencing on December 30, 2000, and ending on
January 4, 2001, the Reporting Persons may have been deemed to have been the beneficial owners of more than 5% of the Common Stock.

CUSIP No. 879516102

1.   Name of Reporting Person:

     Q Funding, L.P.

2.   Check the Appropriate Box if a Member of a Group:

       (a) /   /

       (b) / X /

3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

5.	Sole Voting Power: 78,650
Number of
Shares
Beneficially	6.	Shared Voting Power: -0-
Owned By
Each
Reporting      7.	Sole Dispositive Power: 78,650
Person
With
8.	Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:
     78,650 (1)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

       /   /

11.   Percent of Class Represented by Amount in Row (9): 0.5%

12.   Type of Reporting Person: PN
----------------------------
(1)	Please note that commencing on December 30, 2000, and ending on
January 4, 2001, the Reporting Persons may have been deemed to have been the beneficial owners of more than 5% of the Common Stock.

Item 1(a).	Name of Issuer.

The name of the issuer is Telescan, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 5959
Corporate Drive, Suite 2000, Houston, Texas 77036.

Item 2(a).	Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), and Q Funding, L.P. ("Funding"), a Texas limited partnership (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Scepter Holdings, Inc., a Texas corporation ("Scepter"), Acme Widget, L.P., a Texas limited partnership ("Acme") and Geoffrey Raynor ("Raynor"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).	Address of Principal Business Office, or if None,
Residence.

The address of the principal business office or residence of each of the Item 2 Persons is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

Item 2(c).  	Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).	Title of Class of Securities.

This Schedule 13G Statement relates to shares of the Issuer's Common Stock, par value $.01 per share (the "Common Stock").

Item 2(e).	CUSIP Number.

The CUSIP number of the Common Stock is 879516102.

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.	Ownership.

Please note that commencing on December 30, 2000, and ending on January 4, 2001, the Reporting Persons may have been deemed to have been the beneficial owners of more than 5% of the Common Stock.

(a) - (b)

Reporting Persons

Amalgamated

Pursuant to an Investment Management Agreement with R2, the aggregate number of shares of Common Stock that Amalgamated owns beneficially, pursuant to Rule 13d-3 of the Act, is 78,650, which constitutes approximately 0.5% of the shares of the Common Stock deemed outstanding.

Funding

The aggregate number of shares of Common Stock that Funding owns beneficially, pursuant to Rule 13d-3 of the Act, is 78,650, which constitutes approximately 0.5% of the shares of the Common Stock deemed outstanding.

Controlling Persons

Scepter

Because of its positions as the sole general partner of Amalgamated and the sole general partner of Acme, which is the sole general partner of Funding, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 157,300 shares of the Common Stock, which constitutes in the aggregate approximately 1.0% of the shares of the Common Stock deemed to be outstanding.

Acme

Because of its position as the sole general partner of Funding, pursuant to Rule 13d-3, Acme may be deemed to be the beneficial owner of 78,650 shares of Common Stock, which represents approximately 0.5% of the shares of Common Stock outstanding.

Raynor

Because of his positions as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated and of Acme, which is the sole general partner of Funding, pursuant to Rule 13d-3, Raynor may be deemed to be the beneficial owner of 157,300 shares of Common Stock, which represents approximately 1.0% of the shares of Common Stock outstanding.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

 (c)

Reporting Persons

Amalgamated

Amalgamated (which acts through its general partner, Scepter) has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 78,650 shares of Common Stock.

Funding

Funding (which acts through its general partner, Acme) has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 78,650 shares of Common Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, and of Acme, which is the sole general partner of Funding, Scepter has the power to vote or to direct the vote and to dispose or to direct the disposition of 157,300 shares of Common Stock.

Acme

As the sole general partner of Funding, Acme has the power to vote or to direct the vote and to dispose or to direct the disposition of 78,650 shares of Common Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, and of Acme, which is the sole general partner of Funding, Raynor has the power to vote or to direct the vote and to dispose or to direct the disposition of 157,300 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

On January 4, 2001, the Reporting Persons ceased to be the beneficial owners of 5% or more of the Issuer's Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:	 January 8, 2001



                             AMALGAMATED GADGET, L.P.

                             By: Scepter Holdings, Inc.,
                                  its general partner



                                By: /s/ Robert McCormick
                                   Robert McCormick, Vice President



                              Q FUNDING, L.P.

                              By: Acme Widget, L.P., its
                                   general partner

                                By: Scepter Holdings, Inc., its
                                     general partner



                                  By: /s/ Robert McCormick
                                      Robert McCormick, Vice President